SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 31, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 31, 2006

TAM Leads Enplanements in Guarulhos Airport

São Paulo, May 31, 2006 - TAM S.A. (BOVESPA: TAMM4 , NYSE:TAM), Brazil’s largest airline company, had 73,917 passengers boarded last April in Guarulhos International Airport, in São Paulo, a 50% growth when compared to the 49,218 flights accomplished in the same period of 2005, according to data recently disclosed by Infraero (Brazilian Airport Infrastructure Company).

Such performance allowed the company to conquer leadership in this airport, with a 36.9% share of total passengers boarded in April flying from Guarulhos. April’s flights surpassed in 8% the 68,171 recorded last March. Over the past 12 months (May 2005 to April 2006), TAM transported a total of 774,244 passengers from Guarulhos Airport.

TAM offers 38 daily flights from Guarulhos airport, out of which 28 to 21 domestic destinations. The other 10 flights are international destinations to New York and Miami (USA), Paris (France), Buenos Aires (Argentina) and Santiago (Chile).

Investor Relations:	Press Agency:
Tel.: (55) (11) 5582-9715	Tel.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for over two years and it had a 44.3% market share as of April 2006. TAM operates regular flights to 47 cities in Brazil. Holding business agreements signed by regional companies, TAM serves 74 different destinations within Brazil’s territory. In addition, it maintains code-share agreements with international airline companies that allow it to serve various other destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Proviso on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties that may or may not have been estimated. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.